# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Evolent Health, CIK 0001628908
CUSIP: 30050B101
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 1812 NORTH MOORE ST, SUITE 1705, Arlington, Virginia (VA), 22209
Date of event which requires filing of this statement: 11/13/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001982325

## Reporting persons
- Rubicon Fund II LP: type of reporting person: other (OO); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 5,032,468.7; sole dispositive power 0; shared dispositive power 5,032,468.7; aggregate amount beneficially owned 5,032,468.7 (4.51% of the class)
- Rubicon Fund II PF LP: type of reporting person: partnership (PN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 783,654.3; sole dispositive power 0; shared dispositive power 783,654.3; aggregate amount beneficially owned 783,654.3 (0.7% of the class)
- Rubicon OP GP II LP: type of reporting person: partnership (PN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 5,816,123; sole dispositive power 0; shared dispositive power 5,816,123; aggregate amount beneficially owned 5,816,123 (5.21% of the class)
  Comment: (1) Consists of shares owned by Rubicon Fund II LP and Rubicon Fund II PF LP. Rubicon Founders OP GP II LP is the general partner of Rubicon Fund II LP and Rubicon Fund II PF LP.
- Rubicon OP GP II LLC: type of reporting person: other (OO); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 5,816,123; sole dispositive power 0; shared dispositive power 5,816,123; aggregate amount beneficially owned 5,816,123 (5.21% of the class)
  Comment: (1) Consists of shares owned by Rubicon Fund II LP and Rubicon Fund II PF LP. Rubicon Founders OP GP 2, LLC is the general partner of Rubicon Founders OP GP II LP, the general partner of Rubicon Fund II LP and Rubicon Fund II PF LP.
- Rubicon Founders LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 5,816,123; sole dispositive power 0; shared dispositive power 5,816,123; aggregate amount beneficially owned 5,816,123 (5.21% of the class)
  Comment: (1) Consists of shares owned by Rubicon Fund II LP and Rubicon Fund II PF LP. Rubicon Founders LLC is the sole member of Rubicon Founders OP GP 2, LLC, the general partner of Rubicon Founders OP GP II, LP, the general partner of Rubicon Fund II LP and Rubicon Fund II PF LP.
- Boehler Adam: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 5,816,123; sole dispositive power 0; shared dispositive power 5,816,123; aggregate amount beneficially owned 5,816,123 (5.21% of the class)
  Comment: (1) Consists of shares owned by Rubicon Fund II LP and Rubicon Fund II PF LP. Mr. Boehler is the managing member of Rubicon Founders LLC, the sole member of Rubicon Founders OP GP 2, LLC, the general partner of Rubicon Founders GP II LP, the general partner of Rubicon Fund II LP and Rubicon Fund II PF LP.

## Item 1. Issuer
Name of issuer: Evolent Health
Address of issuer's principal executive offices: 1812 NORTH MOORE ST,SUITE 1705,ARLINGTON,VA,USA,22209

## Item 2. Person Filing
Name of person filing: Rubicon Fund II LP, a Delaware limited partnership, Rubicon Fund II PF LP, a Delaware limited partnership, Rubicon Founders OP GP II, LP, a Delaware limited partnership, Rubicon Founders OP GP 2 LLC, a Delaware limited liability company, Rubicon Founders LLC, a Delaware limited liability company and Adam Boehler
Address of principal business office or, if none, residence: 1215 5th Ave N, Nashville, TN 37208
Citizenship: The Reporting Persons (other than Mr. Boehler). are organized under the laws of the state of Delaware. Mr. Boehler is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of the close of business on November 13, 2025, the Reporting Persons beneficially own 5,816,123 shares of the Class A Common Stock of the Issuer, through their investment in Puma Growth Holdings, LLC, which directly holds such shares of Class A Common Stock, representing 5.21% of the Issuer's total outstanding shares of Class A Common Stock, based on a total of 111,600,856 shares of Class A Common Stock outstanding as of October 31, 2025 as reported by the Issuer in the Issuer's Quarterly Report on Form 10-Q filed on November 7, 2025
Percent of class: See Item 4(a) hereof.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 5,816,123 shares of Class A Common Stock
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 5,816,123 shares of Class A Common Stock

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 4(a) above. To the best knowledge of the Reporting Persons, no one other than the Reporting Persons and the limited partners, members, affiliates and shareholders, investors of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Class A Common Stock. Such right to proceeds does not relate to more than five percent of the Class A Common Stock for any person.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit A, Joint Filing Agreement

## Signatures
- Rubicon Fund II LP: /s/ Cory Reno, Cory Reno/General Counsel (11/14/2025)
- Rubicon Fund II PF LP: /s/ Cory Reno, Cory Reno/General Counsel (11/14/2025)
- Rubicon OP GP II LP: /s/ Cory Reno, Cory Reno/General Counsel (11/14/2025)
- Rubicon OP GP II LLC: /s/ Cory Reno, Cory Reno/General Counsel (11/14/2025)
- Rubicon Founders LLC: /s/ Cory Reno, Cory Reno/General Counsel (11/14/2025)
- Boehler Adam: /s/ Adam Boehler, Adam Boehler (11/14/2025)